# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D509
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, Delaware (DE), 19904
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001993498

## Reporting persons
- Rodney Hodges: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 82,618; sole dispositive power 0; shared dispositive power 82,618; aggregate amount beneficially owned 82,618 (5.2% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 33,934 warrants held by Telmina Limited, exercisable within 60 days of May 14, 2026. The percentage above is based on the 1,593,703 shares of Common Stock of the Issuer that were outstanding as of February 16, 2026, based on information contained in the Annual Report on Form 10-K filed by the Issuer on February 19, 2026.
- POD Sarl: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 82,618; sole dispositive power 0; shared dispositive power 82,618; aggregate amount beneficially owned 82,618 (5.2% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 33,934 warrants held by Telmina Limited, exercisable within 60 days of May 14, 2026. The percentage above is based on the 1,593,703 shares of Common Stock of the Issuer that were outstanding as of February 16, 2026, based on information contained in the Annual Report on Form 10-K filed by the Issuer on February 19, 2026.
- Geneva Holding Company (GHC) SA: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 82,618; sole dispositive power 0; shared dispositive power 82,618; aggregate amount beneficially owned 82,618 (5.2% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 33,934 warrants held by Telmina Limited, exercisable within 60 days of May 14, 2026. The percentage above is based on the 1,593,703 shares of Common Stock of the Issuer that were outstanding as of February 16, 2026, based on information contained in the Annual Report on Form 10-K filed by the Issuer on February 19, 2026.
- Geneva Trust Company (GTC) SA: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 82,618; sole dispositive power 0; shared dispositive power 82,618; aggregate amount beneficially owned 82,618 (5.2% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 33,934 warrants held by Telmina Limited, exercisable within 60 days of May 14, 2026. The percentage above is based on the 1,593,703 shares of Common Stock of the Issuer that were outstanding as of February 16, 2026, based on information contained in the Annual Report on Form 10-K filed by the Issuer on February 19, 2026.
- Centaurus Investments Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 82,618; sole dispositive power 0; shared dispositive power 82,618; aggregate amount beneficially owned 82,618 (5.2% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 33,934 warrants held by Telmina Limited, exercisable within 60 days of May 14, 2026. The percentage above is based on the 1,593,703 shares of Common Stock of the Issuer that were outstanding as of February 16, 2026, based on information contained in the Annual Report on Form 10-K filed by the Issuer on February 19, 2026.
- Telmina Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 82,618; sole dispositive power 0; shared dispositive power 82,618; aggregate amount beneficially owned 82,618 (5.2% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 33,934 warrants held by Telmina Limited, exercisable within 60 days of May 14, 2026. The percentage above is based on the 1,593,703 shares of Common Stock of the Issuer that were outstanding as of February 16, 2026, based on information contained in the Annual Report on Form 10-K filed by the Issuer on February 19, 2026.

## Item 1. Issuer
Name of issuer: BiomX Inc.
Address of issuer's principal executive offices: 850 New Burton Road, Suite 201, Dover, DE 19904

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 (the "Amendment") to the Statement of Beneficial Ownership on Schedule 13G originally filed on May 15, 2025 (the "Schedule 13G") is being filed by each of: (i) Telmina Limited; (ii) Centaurus Investments Limited; (iii) Geneva Holding Company (GHC) SA; (iv) Geneva Trust Company (GTC) SA; (v) POD Sarl (all of which, above, are the "Reporting Entities"); and (vi) Rodney Hodges (the "Reporting Individual"), (each a "Reporting Person" and, collectively, the "Reporting Persons"). This Amendment to Schedule 13G is being filed pursuant to a Joint Filing Agreement (the "Joint Filing Agreement"), a copy of which was filed as Exhibit 99.1 to the Schedule 13G. Telmina Limited ("Telmina") is an investment holding company that purchased the Shares (as defined below) of the Issuer that are the subject of this Amendment to Schedule 13G. The entire share capital of Centaurus Investments Limited, the parent holding company of Telmina, is held by Geneva Trust Company (GTC) SA (as trustee of the VT Two Trust). Geneva Trust Company (GTC) SA, a subsidiary of Geneva Holding Company (GHC) SA, as trustee of VT Two Trust, has the authority to dispose of and exercise control over the disposal of the assets of the VT Two Trust. POD Sarl, of which Mr. Rodney Hodges holds 100% of the share capital, wholly owns Geneva Holding Company (GHC) SA. The Reporting Individual does not make day-to-day voting or investment decisions with respect to the Shares held by the Reporting Entities and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons are: Rodney Hodges, Rue de l'Athenee 34, 1206 Geneve, Switzerland; POD Sarl, Rue de l'Athenee 34, 1206 Geneve, Switzerland; Geneva Holding Company (GHC) SA, Rue de l'Athenee 34, 1206 Geneve, Switzerland; Geneva Trust Company (GTC) SA, Rue de l'Athenee 34, 1206 Geneve, Switzerland; Centaurus Investments Limited, Rue de l'Athenee 34, 1206 Geneve, Switzerland; Telmina Limited, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Citizenship: POD Sarl, Geneva Holding Company (GHC) SA, and Geneva Trust Company (GTC) SA are organized under the laws of Switzerland and Centaurus Investments Limited and Telmina Limited are organized under the laws of the British Virgin Islands. The Reporting Individual is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Rodney Hodges: 82,618

POD Sarl: 82,618

Geneva Holding Company (GHC) SA: 82,618

Geneva Trust Company (GTC) SA: 82,618

Centaurus Investments Limited: 82,618

Telmina Limited: 82,618
Percent of class:
Rodney Hodges: 5.2%

POD Sarl: 5.2%

Geneva Holding Company (GHC) SA: 5.2%

Geneva Trust Company (GTC) SA: 5.2%

Centaurus Investments Limited: 5.2%

Telmina Limited: 5.2%
Sole power to vote or to direct the vote:
Rodney Hodges: 0

POD Sarl: 0

Geneva Holding Company (GHC) SA: 0

Geneva Trust Company (GTC) SA: 0

Centaurus Investments Limited: 0

Telmina Limited: 0
Shared power to vote or to direct the vote:
Rodney Hodges: 82,618

POD Sarl: 82,618

Geneva Holding Company (GHC) SA: 82,618

Geneva Trust Company (GTC) SA: 82,618

Centaurus Investments Limited: 82,618

Telmina Limited: 82,618
Sole power to dispose or to direct the disposition:
Rodney Hodges: 0

POD Sarl: 0

Geneva Holding Company (GHC) SA: 0

Geneva Trust Company (GTC) SA: 0

Centaurus Investments Limited: 0

Telmina Limited: 0
Shared power to dispose or to direct the disposition:
Rodney Hodges: 82,618

POD Sarl: 82,618

Geneva Holding Company (GHC) SA: 82,618

Geneva Trust Company (GTC) SA: 82,618

Centaurus Investments Limited: 82,618

Telmina Limited: 82,618

Based on the Annual Report on Form 10-K filed by the Issuer on February 19, 2026, there were 1,593,703 shares of Common Stock of the Issuer that were outstanding as of February 16, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rodney Hodges: /s/ Rodney Hodges, Rodney Hodges (05/14/2026)
- POD Sarl: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory (05/14/2026)
- Geneva Holding Company (GHC) SA: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory (05/14/2026)
- Geneva Holding Company (GHC) SA: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory (05/14/2026)
- Geneva Trust Company (GTC) SA: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory (05/14/2026)
- Geneva Trust Company (GTC) SA: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory (05/14/2026)
- Centaurus Investments Limited: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory for and on behalf of Champel Directors Limited (05/14/2026)
- Centaurus Investments Limited: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory for and on behalf of Florissant Global Limited (05/14/2026)
- Telmina Limited: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory for and on behalf of Champel Directors Limited (05/14/2026)
- Telmina Limited: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory for and on behalf of Florissant Global Limited (05/14/2026)
Comment: 99.1 Joint Filing Agreement, dated May 15, 2025, among Rodney Hodges, Geneva Holding Company (GHC) SA, Geneva Trust Company (GTC) SA, Centaurus Investments Limited, POD Sarl and Telmina Limited (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed Centaurus Investments Limited by on May 15, 2025).

https://www.sec.gov/Archives/edgar/data/1739174/000121390025044185/ea024213101ex99-1_biomx.htm